PROSPECTUS SUPPLEMENT
                     (To prospectus dated November 5, 2004)

                          [EXCEL MARITIME CARRIERS LOGO]
                                2,200,000 SHARES
                          EXCEL MARITIME CARRIERS LTD.
                              CLASS A COMMON STOCK

                        Filed Pursuant to Rule 424(b)(3)

                        Registration File No.: 333-120259

     This prospectus supplement relates to the issuance and sale of up to 2,200,000 shares of our Class A common stock from time to time through our sales agent, Cantor Fitzgerald & Co. These sales, if any, will be made pursuant to the terms of the sales agreement dated December 6, 2004 between us and the sales agent, the form of which will be filed with the Securities and Exchange Commission under a Report on Form 6-K dated December 7, 2004.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS AND THE ADDITIONAL RISK FACTORS IN THIS PROSPECTUS SUPPLEMENT TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.

     Our Class A common stock trades on the American Stock Exchange (AMEX) under the symbol "EXM."

     In connection with the sale of common stock on our behalf, the sales agent may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including liabilities under the Securities Act.

                      -------------------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                      -------------------------------------

           The date of this Prospectus Supplement is December 7, 2004

                             CANTOR FITZGERALD & CO.

        ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus," we are referring to the base prospectus only.

     If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     In this prospectus supplement, "we", "our", "us", "the Company" and "Excel" refer to Excel Maritime Carriers Ltd.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as "believe," "estimate," "project," "intend," "expect," "plan," "anticipate," and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Our forward-looking statements include, without limitation:

     o    statements as to the acquisition of vessels; and

     o statements as to the projected development of the Company's strategy and how it may act to implement its strategy.

     Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, supply of dry bulk carriers, demand for their use, world economic activity, breakdown of vessels and resultant time out of service as well as repair cost, availability and cost of insurance, governmental regulation, customer preferences and availability and cost of financing. All subsequent written and oral forward-looking statements attributable to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements. We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

                              OUR BUSINESS STRATEGY

     Our business strategy includes:

o Timely acquisitions of older second hand vessels. We historically have acquired and operated older second hand vessels. We believe this strategy has enabled us to generate higher net revenues than those available from purchasing and operating younger second hand vessels or newbuildings. Our ability to effectively operate our second hand fleet is enhanced by our technical management skills and preventive maintenance programs and our efficient cost structure.

o Capitalizing on our established reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. Since our current management was appointed in 1998, the Company has not suffered the total loss of a vessel at sea. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

Fleet  expansion and reduction in average age. We intend to grow and, over time,
reduce  the  average  age  of  our  fleet   through  the  timely  and  selective
acquisitions of well-maintained second hand dry bulk carriers.

                                 USE OF PROCEEDS

     The net proceeds from any sales of Class A Common Stock under this prospectus supplement are anticipated to be primarily used to acquire additional dry bulk carriers, including some of the "Identified Vessels" described below, and to a lesser extent for general corporate purposes.

                               RECENT DEVELOPMENTS

     Between the end of October 2004 and the beginning of December 2004, four newly-formed, wholly-owned subsidiaries of the Company each entered into a Memorandum of Agreement, or MOA, for the purchase of a different dry bulk carrier. These four vessels will be referred to as the "Identified Vessels." Two of the Identified Vessels are Handymax dry bulk carriers and two of the Identified Vessels are Panamax dry bulk carriers. The Identified Vessels were built in 1984, 1984, 1994 and 1998, respectively. The acquisition of one of these four vessels, MV Jedi Knight, is described in the base prospectus as well as in this prospectus supplement.

     Each MOA for each Identified Vessel is with a different seller, and each seller is an unaffiliated third party. We believe that two of the sellers are affilates of each other. The purchase price for all four Identified Vessels in the aggregate is $94,770,000 (plus payment for all fuel oils and lubricants remaining on board at the time of delivery). Depending on the MOA for each Identified Vessel, we have paid as a down payment either 10% or 15% of the purchase price, for an aggregate amount of $13,619,500. The balance of the amounts due the seller under the MOA for each Identified Vessel are payable at delivery of the vessel.

     The Identified Vessels are expected to be delivered between December 2004 and April 2005 pursuant to the terms of each MOA, with the first vessel expected to be delivered no later than the end of December 2004 and the last vessel expected to be delivered no later than mid-April 2005. None of the MOAs is subject to our inspection of the respective vessel, which we have already completed, but the MOA for two of the vessels is subject to approval by our Board of Directors. Under each MOA we have the option to cancel the purchase of the vessel before delivery if the seller informs us prior to the final delivery date that the vessel will not be delivered by that date. If we provide a notice of cancellation to the seller, the seller has a short grace period to complete delivery before the purchase is cancelled. In the event the seller does not deliver the vessel after we give notice of cancellation, the entire down payment plus accrued interest for that vessel will be returned to us, and the seller is required to compensate us for any loss and expenses incurred by us under certain circumstances. If we fail to take delivery of any of the Identified Vessels due to a breach of contract on our part, we will forfeit the entire down payment for that vessel.

     In late September 2004, the price of our common stock on the AMEX peaked at$65.85 per share after a previous historic high of $26.50 for the period of June 1, 1998 to August 31, 2004. By letter dated October 6, 2004, the United States Securities and Exchange Commission, or the Commission, requested that the Company provide, on a voluntary basis, information concerning the Company's structure and operations. We have fully cooperated with the Commission's request and intend to continue to cooperate with any further requests the Commission may make. To date, we have not received any additional requests or comments from the Commission with respect to its information request.

                           PRICE RANGE OF COMMON STOCK

     The primary trading market for our Class A common stock is AMEX. On December 3, 2004, the closing price of the Class A common stock as quoted on the AMEX was US$33.80.

     The high and low closing prices for the common stock, by quarter, in 2004, were as follows:

                                   AMEX Low (US$)   AMEX High (US$)
                                   --------------   ---------------
      For the Quarter Ended:
      March 31, 2004.............       $4.00             $16.25
      June 30, 2004..............        7.50              15.15
      September 30, 2004.........        7.10              65.85

      The high and low closing prices for the common stock, by month, for the most recent six months of 2004 were as follows:

                                   AMEX Low (US$)    AMEX High (US$)
                                   --------------    ---------------
      Month:
      June 2004..................      $7.50             $ 9.95
      July 2004..................       7.10               7.95
      August 2004................       7.95              27.00
      September 2004 ............      20.70              65.85
      October 2004...............      21.80              43.50
      November 2004..............      21.30              36.32
      December 2004 (through           32.94              33.80
      December 3, 2004)

                                  RISK FACTORS

You should carefully consider the risks described below, as well as the risks set forth in the accompanying prospectus and all other information contained or incorporated by reference in this prospectus supplement before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose all or part of your investment.

If we cannot complete the purchase of the Identified Vessels, we may use the proceeds of this offering for general corporate purposes that you may not agree with

If we do not purchase some or all of the Identified Vessels, our management will have the discretion to apply the proceeds of this offering to acquire other vessels or for general corporate purposes that you may not agree with. Although we may use the proceeds of this offering for the acquisition of some of the Identified Vessels, we may not receive delivery of the last of these vessels until as late as mid-April 2005. As described in "Recent Developments" in this prospectus supplement, we have the option to cancel the acquisition of an Identified Vessel if we do not receive delivery as set forth in the MOA for that vessel. It is possible that one or more of the sellers could breach the contracts or otherwise be unable to deliver its vessel. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not purchase one or all of the Identified Vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of this offering originally planned for the acquisition of these vessels will not be invested in newly-acquired vessels.

Loan agreements may prohibit or impose certain conditions on the payment of dividends

Five of our subsidiaries have entered into loan facilities which contain a number of financial covenants and general covenants that prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. Three of our subsidiaries have entered into one loan facility, and the remaining two subsidiaries have entered into another. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective Loan facilities are paid in full, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that either our subsidiaries or the Company will make dividend payments to their respective shareholders even after all loan facilities are paid in full.

There is no guarantee of a continuing active and liquid public market for our common stock; and the price of our common stock may be volatile

     The price of our common stock prior to this offering has been and after this offering may be volatile, and may fluctuate due to factors such as:

     o    actual or anticipated fluctuations in quarterly and annual results;

     o    mergers and strategic alliances in the shipping industry;

     o    market conditions in the industry;

     o    changes in government regulation;

     o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     o shortfalls in our operating results from levels forecast by securities analysts;

     o    announcements concerning us or our competitors; and

     o    the general state of the securities market.

Future sales of our common stock may depress our stock price.

     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

We may not be able to finance all of the vessels for which we have currently entered into MOAs

Although we received a commitment letter for a credit facility to finance a portion of the purchase of three of the Identified Vessels, we currently do not have sufficient financing arrangements in place to satisfy the balance of the purchase price for all of the Identified Vessels. We cannot assure you that we will be able to obtain additional financing for the balance of the purchase price for all of the Identified Vessels. If we cannot obtain funding for the balance due on an MOA for one of the Identified Vessels, we may not have sufficient funds to purchase the Identified Vessel, in which case the deposit for that vessel is subject to forfeiture.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax.

     Through taxable years ending December 31, 2004, we believe and take the position that we and our subsidiaries are exempt from tax under section 883 of the U.S. Internal Revenue Code, or the Code on the basis we are a public company, more than 50% of the value of whose stock is primarily and regularly traded on the American Stock Exchange and on the basis the final regulations interpreting Code section 883 in a manner contrary to our position do not become effective until January 1, 2005 for calendar year taxpayers such as ourselves. We can give no assurance, however, that we would prevail in our position if challenged. Furthermore, beginning the calendar year January 1, 2005, we believe we and our subsidiaries will no longer be able to qualify for exemption under Code section 883.

     If we were not eligible for exemption from tax under Code section 883, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50% of our shipping income attributable to the transport of cargoes to or from United States ports. Based on our calculations to date, we do not believe our potential tax liability would be material. However, we can give no assurance that the trading pattern of our ships will not change in the future and that as a result, our tax liability could become material and our net income and cash flow would be reduced by the amount of the applicable tax.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

     The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

     The Liberian Minister of Finance has informally advised that subjecting non-resident domestic corporations to tax under the New Act was unintentional and we understand efforts are currently being made to amend the New Act, on a retroactive basis, to exclude non-resident domestic corporations, such as ourselves and our Liberian subsidiaries, from its scope and to reinstate the tax-exempt status for non-resident domestic corporations.

     Pending amendment of the New Act, however, we and our Liberian subsidiaries are potentially subject to tax from January 1, 2002, which is when the New Act applies to calendar year taxpayers such as ourselves, to date on our worldwide taxable income at a rate as high as 35% and if this tax were enforced by the Liberian authorities, our net income and cash flow would be materially reduced by the amount of the applicable tax.

     Issues related to Arthur Andersen LLP may impede our ability to access the capital markets.

     Incorporated by reference into the Prospectus is the audit report dated March 26, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on July 1, 2002. We dismissed Arthur Andersen and retained Ernst & Young as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen ceased practicing before the SEC, and, as a result, we are unable to obtain their written consent to incorporate by reference or include Arthur Andersen's reports on our financial statements. If the SEC ceased accepting financial statements previously audited by Arthur Andersen without Arthur Andersen's written consent, we would be unable to access the public capital markets unless Ernst & Young, our current independent accountant, or another independent accountant, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any securities offered hereby and in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act of 1933 for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the "due diligence" process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

                                   MANAGEMENT

     Effective November 1, 2004, Christopher J. Georgakis was appointed President and Chief Executive Officer of the Company. Mr. Georgakis succeeded Mr. Gabriel Panayotides, who remains the Company's Chairman of the Board. Mr. Georgakis has two decades of shipping experience, with a concentration in dry bulk shipping, and joined Excel Maritime following 6 years with privately owned, London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. As part of his compensation package, Mr. Georgakis received an option to purchase 100,000 shares of Class A Common Stock after he has been employed with the Company for three full years. The exercise price for the shares of Class A Common stock under this option is the closing price of the Class A Common Stock on October 4, 2004, less a discount of 15%.

                           RELATED PARTY TRANSACTIONS

     The Company's management is conducted under a management agreement by and through Excel Management, an affiliate of the Company. Beginning December 1, 2003, the fee Excel Management is paid under that management agreement in respect of each vessel owned by the Company was increased from $13,000 to $15,000 per month, and the annual fee for general corporate and clerical management services was increased from $50,000 to $60,000.

                          SELECTED FINANCIAL STATEMENTS

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
      AT SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003
        (Expressed in thousands of U.S. Dollars - except per share data)

                                                    September     December
                                                     30, 2004     31, 2003
                                                     --------     --------
                                                    Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                27,431     4,258
                                                   ------------  ----------
Accounts receivable:
  Trade                                                     260       678
  Other                                                     171       236
                                                   ------------  ----------
                                                            431       914
                                                   ------------  ----------
Inventories                                                 542       512
Prepayments and other                                       360       141
                                                   ------------  ----------
   Total Current Assets                                  28,764     5,825
                                                   ------------  ----------

FIXED ASSETS:
Vessels' cost                                            18,612    18,612
Accumulated depreciation                                 (3,752)   (3,017)
                                                   ------------  ----------
   Net book value                                        14,860    15,595
                                                   ------------  ----------
   Total fixed assets                                    14,860    15,595
                                                   ------------  ----------
OTHER NON CURRENT ASSETS:
Goodwill                                                    400       400
Deferred charges, net                                     1,666     1,649
Restricted cash                                             787       614
                                                   ------------  ----------
   Total Assets                                          46,477    24,083
                                                   ============  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt                         2,140     2,300
                                                   ------------  -----------
Accounts payable
  Trade                                                   1,139       874
  Other                                                      54        60
                                                   ------------  -----------
                                                          1,193       934
                                                   ------------  -----------
Unearned revenue                                          1,730         -
Accrued liabilities                                         597       887
                                                   ------------  -----------
   Total Current Liabilities                              5,660     4,121
                                                   ------------  -----------

LONG-TERM DEBT, net of current portion                    4,265     5,870
                                                   ------------  -----------

STOCKHOLDERS' EQUITY:
Preferred Stock, $0,01 par value,
5,000,000 shares authorized, none issued                      -         -

Common Stock, $0,01 par value,
49,000,000 A Class shares and
1,000,000 B class shares authorized:
11,496,153 A Class shares and 114,946
B Class shares issued and outstanding
at September 30, 2004 and December 31, 2003
respectively.                                               116       116

Additional paid-in capital                               12,087    12,087
Retained earnings                                        24,538     2,078
                                                       --------  -----------
                                                         36,741    14,281
                                                       --------  -----------
Less: Treasury stock (78,650 A Class shares
and 588 B Class shares)
at September 30, 2004 and December 31, 2003                (189)     (189)
   Total stockholders' equity                            36,552    14,092
                                                       --------  -----------
   Total Liabilities & Stockholders' Equity              46,477    24,083
                                                       ========  ===========

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
   FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003
        (Expressed in thousands of U.S. Dollars - except per share data)

                                                      Nine Months ended
                                                  --------------------------
                                                        September 30,

                                                      2004          2003
                                                  -------------  -----------

                                                   Unaudited      Unaudited
REVENUES
Revenue from vessels                                     36,012      19,326
  Commissions                                            (2,034)     (1,057)
                                                  -------------    -----------
    Revenue from vessels, net                            33,978      18,269
Revenue from managing vessels                               502         395
                                                  -------------    -----------
    Revenue from Operations                              34,480      18,664
                                                  -------------    -----------

EXPENSES
  Voyage expenses                                         3,552       4,959
  Vessel operating expenses                               5,687       4,935
  Depreciation                                              736         745
  Amortization of drydocking  and special survey            543         439
  General and administrative expenses                     1,357       1,151
                                                  -------------    -----------
                                                         11,875      12,229
                                                  -------------    -----------
   Income from operations                                22,605       6,435
                                                  -------------    -----------

OTHER INCOME(EXPENSES):
Interest and finance costs                                 (208)       (357)
Interest income                                             103           6
Foreign currency losses                                     (15)        (37)
Other, net                                                  (25)       (115)
                                                  -------------    -----------
   Total other income (expenses), net                      (145)       (503)
                                                  -------------    -----------
Net Income                                               22,460       5,932
                                                  =============    ===========

Earnings per share, basic & diluted                        1.95        0.51
Weighted average number of shares                    11,531,861  11,532,725


                                            EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                                      CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
                             FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003
                                  (Expressed in thousands of U.S. Dollars - except per share data)

                                                Capital Stock                  Retained      Acccumulated
                                           Class    Class         Additional  Earnings/       Other
                      Comprehensive          A        B            Paid-in   (Accumulated   Comprehensive    Treasury  Stockholders'
                         Income           Shares   Shares  Total   Capital    Deficit)      Income/(loss)     Stock      Equity
                         ------           ------   ------  -----  -------     --------      -------------     -----      ------
BALANCE,                                  115       1      116    12,087     (6,567)             -           (187)     5,449
December 31, 2002

Net income             5,932                -       -        -         -      5,932              -                     5,932
                      ------
Comprehensive
Income                 5,932                                                                                               -
                      ======             ------   ------- -----  -------    --------       ----------       -------   -------

BALANCE,                                  115       1      116    12,087       (635)             -          (187)     11,381
September 30, 2003
(Unaudited)
                                        =======   ======= ====== =======    ========       ==========       =======   =======

BALANCE,                                  115       1      116    12,087      2,078              -          (189)     14,092
December 31, 2003

Net income            22,460                -       -        -         -     22,460              -                    22,460

                      ------
Comprehensive         22,460                                                                                               -
Income
                      ======             ------   ------- -----  -------    --------       ----------       -------   -------

BALANCE,                                  115       1      116    12,087     24,538              -          (189)     36,552
September 30, 2004
(Unaudited)
                                        =======   ======= ====== =======    ========       ==========       =======   =======

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
   FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003
        (Expressed in thousands of U.S. Dollars - except per share data)

                                                     Nine months ended
                                                       September 30,
CASH FLOWS FROM OPERATING ACTIVITIES                 2004            2003
------------------------------------                 ----            ----
                                                 (Unaudited)      (Unaudited)

Net income for the period                              22,460         5,932
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                            735           745
  Amortization                                            572           468
  Interest expense, net                                    76           322
(Increase)Decrease in:
  Accounts receivable                                     483          (756)
  Inventories                                             (30)          (85)
  Prepaid expenses                                       (219)          (67)
Increase(Decrease) in:
  Accounts payable                                        259           691
  Accrued liabilities                                    (289)           (9)
  Unearned revenue                                      1,730           138
Payments for dry docking and special survey              (544)         (364)
Interest paid                                            (180)         (414)
                                                 -------------  ------------
Net cash from Operating Activities                     25,053         6,601
                                                 -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in restricted cash                              (173)           (2)
Interest received                                         103             6
                                                 -------------  ------------
Net cash  (used in) from Investing Activities             (70)            4
                                                 -------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of long-term debt                              (1,765)       (5,345)
Financing costs                                           (45)           (2)
                                                 -------------  ------------
Net cash used in Financing Activities                  (1,810)       (5,347)
                                                 -------------  ------------

Net increase in cash and cash equivalents              23,173         1,258
Cash and cash equivalents at beginning of period        4,258         1,728
                                                 -------------  ------------
Cash and cash equivalents at end of period             27,431         2,986
                                                 =============  ============

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2004
        (Expressed in thousands of U.S. Dollars - except per share data)

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION:

     The accompanying unaudited consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. (the "Company") and its wholly owned subsidiaries Maryville Maritime Inc., a Liberian Corporation acquired on March 31, 2001 and Point Holdings Ltd., a Liberian Corporation incorporated on February 17, 1998, owner of the following ship-owning companies (all registered in Cyprus):

(a)  Ship-owning companies with vessels in operation at September 30, 2004 :

                                                           Date of          Country of
Owning Company              Vessel's Name    DWT        Incorporation      Incorporation   Year built
--------------              -------------    ---        -------------      -------------   ----------
Becalm Shipping Co. Ltd.    Fighting Lady    146,313    July 7, 1998       Cyprus          1983
Tortola Shipping Co. Ltd.   Lucky Lady        27,422    July 7, 1998       Cyprus          1975
Storler Shipping Co. Ltd.   Petalis           35,982    August 10, 1998    Cyprus          1975
Madlex Shipping Co. Ltd.    Almar I          107,140    January 11, 1999   Cyprus          1979
Centel Shipping Co. Ltd     Lady              41,090    May 10, 2002       Cyprus          1985
                                             ----------
                                             357,947
                                             ==========

At September 30, 2004 all vessels in operation (bulk carriers) were flying the Cyprus flag.

(b) Maryville Maritime Inc.: On March 31, 2001 the Company acquired the shares of Maryville Maritime Inc., ("Maryville") a ship management company established under the laws of Liberia on August 9, 1983. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $ 630, of which $ 230 was the value of the net assets. The $ 400 was goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

     In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel. Such fees for the nine months ended September 30, 2004 totaled $ 502 and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd.), are eliminated for consolidation purposes, whereas its general and administrative expenses are disclosed separately in the accompanying consolidated unaudited statements of income.

     Gross revenues for the nine months ended September 30, 2004 include revenues deriving from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

            Charterer
            ---------

            Transfield ER Cape LTD           17%
            Cosco Bulk of Tianjin PRC         9%
            Malissa SCTT                     14%

     The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by US generally accepted accounting principles for complete financial statements.

     In the opinion on the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2004.

     The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

2.   RECENT ISSUED ACCOUNTING PRONOUNCEMENTS:

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entries-An Interpretation of Accounting Research Bulletin ("ARB") No.51. This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter on interim period ending after December 15, 2003 for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on the Company's results of operations or financial position.

3.   INVENTORIES:

     Inventories at September 30, 2004 and December 31, 2003 are analysed as follows:

                             September 30, 2004       December 31, 2003
                             ------------------       -----------------

      Bunkers                        384                      317
      Lubricants                     130                      169
      Consumable stores               28                       26
                                ----------                ---------
                                     542                      512
                                ==========                =========

4.   DEFERRED CHARGES:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                Dry-docking and
                                 Special Survey    Financing Costs     Total
                                 --------------    ---------------     -----

Balance,   December  31, 2003        1,575               74           1,649
-  Additions                           544               45             589
-  Amortization                       (543)             (29)           (572)
                                 --------------    ---------------    ------
Balance,  September  30, 2004        1,576               90           1,666
                                 ==============    ===============    ======

5.   EARNINGS PER COMMON SHARE

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year or period. The Company had no stock options or dilutive securities during the periods ended September 30, 2004 and December 31, 2003.

    The components for the calculation of basic and diluted earnings per share are as follows:

                                             September       December
                                              30, 2004        31, 2003
                                              --------        --------
     Income (numerator):
     Income available to  common
         shareholders ...............           $ 22,460        $ 5,932
     Shares (denominator):
     Weighted average common
     shares outstanding - basic .....         11,531,861     11,532,725

     Weighted average common
     shares outstanding - diluted ...         11,531,861     11,532,725
     Basic earnings per common
     share ..........................
                                                  $ 1.95         $ 0.51
     Diluted earnings per common
     share ..........................             $ 1.95         $ 0.51

6.   SUBSEQUENT EVENTS:

     On October 22, 2004 a newly-established wholly-owned subsidiary, Liegh Jane Navigation S. A. of Liberia, entered into a Memorandum of Agreement for the purchase of the 37,687 dwt bulk carrier M/V Jedi Knight with the owner of that Vessel, an unaffiliated third party. The purchase price of M/V Jedi Knight, which will be renamed M/V Swift, is $ 11.85 million. 15% of purchase price, or $ 1.78 million, was paid on November 1, 2004.

     On November 4, 2004 a newly-established wholly-owned subsidiary, Pisces Shipholding Ltd of Liberia, entered into a Memorandum of Agreement for the purchase of the 39,697 dwt bulk carrier M/V Maria with the owner of that vessel, an unaffiliated third party. The purchase price of M/V Maria, which will be renamed M/V Goldmar, is $ 11.92 million. 10% of the purchase price, or $ 1.19 million, was paid on November 11, 2004.

     On November 24, 2004 a commitment letter was signed between three shipowning companies (acting jointly and severally), owning the vessels M/V Jedi Knight, M/V Maria and an identified vessel yet to be named, and a bank, for a new loan facility for an amount of the lower of $ 25 million or 70% of the market value of the vessels. The facility will be used to fund a portion of the purchase price of the vessels.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

     The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2004 and 2003.

General

     We are a provider of international seaborne transportation services, carrying various drybulk cargoes including amongst others, iron ore, coal, grain, bauxite, phosphate and fertilizers. As of September 30, 2004, our fleet consisted of five drybulk carriers, comprised of two Capesize bulk carriers and three Handysize bulk carriers, with a total cargo carrying capacity of 357,947 deadweight tons, or dwt.

     We actively manage the deployment of our fleet between the spot charter market (through voyage charters and trip time charters), which generally last from two to nine months and period time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Voyage Revenues

     Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the bulk carrier transportation market and other factors affecting spot market charter rates for bulk carriers.

     Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers deployed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

     A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the deployment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers.

     o The average daily TCE rate increased 122.1 % from $10,394 for the nine months to September 2003, to $23,087 for the nine months to September 2004.

Vessel Operating Expenses

     Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as our vessels get older. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

     We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 28 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period when the next dry-docking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next dry-dockings.

Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

VOYAGE REVENUES - Voyage revenues increased by $16.7 million, or 86.5 % to $36.0 million for 2004, compared to $19.3 million for 2003. This increase is due to an overall increase in drybulk rates.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, decreased $0.4 million, or 6.7 %, to $5.6 million for 2004, compared to $6.0 million for 2003. This decrease is primarily due to the decrease in fuel costs as a result of our vessels being employed on more timecharters in 2004 compared to 2003 offset by an increase in commissions due to higher voyage revenues.

VESSEL OPERATING EXPENSES - Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $ 0.75 million, or 15.2 %, to $5.69 million for 2004 compared to $4.94 million for 2003. Daily vessel operating expenses per vessel increased by $ 536, or 14.8 %, to $4,151 for 2004 , compared to $3,615 for 2003.
This increase is primarily due to an increase in the cost of repairs and spares plus insurance costs due to an increase in rates charged by insurance companies throughout the shipping sector.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, increased by $0.21 million, or 18.3 %, to $ 1.36 million for 2004 compared to $
1.15 million for 2003. The increase of $0.21 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

DEPRECIATION AND AMORTIZATION - Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking and special survey costs increased by $0.1 million, or 8 % to $1.3 million for 2004 compared to $1.2 million for 2003. This increase is primarily due to an increase in amortization of drydocking and special survey expenses due to the drydocking of M/V Almar I during January 2004.

INTEREST AND FINANCE COSTS, NET - Net interest expense decreased by $0.25 million, or 71 %, to $0.1 million for 2004 compared to $0.35 million for 2003. This decrease is primarily the result of a decrease in our long-term debt from $8.8 million in 2003 to $6.4 million in 2004 and lower interest rates. Moreover, this decrease is offset by increased interest earned from deposits of cash at banks from $ 6,180 in 2003 to $ 102,877 in 2004.

FOREIGN CURRENCY LOSSES - We incurred a $ 15,218 foreign currency loss for 2004 compared to a loss of $ 37,066 for 2003.

OTHER NET - We recognized a loss of $ 24,843 during 2004 compared to a loss of $ 114,933 during 2003. The reduction is due to gains related to the excess amounts we received in connection with claims for damages to our vessels compared to the actual cost associated with repairs.

NET INCOME - Net income was $22.5 million for 2004 compared to net income of $5.9 million for 2003.

Liquidity and capital resources

     Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

     Our practice has been to acquire drybulk vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Cash Flows

     Cash and cash equivalents increased to $27.4 million as of September 30, 2004, compared to $3.0 million as of September 30, 2003. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $ 23.1 million as of September 30, 2004 due primarily to our net income results for the nine-months period ended September 30, 2004. The current portion of long-term debt included in our current liabilities was $2.1 million as of September 30, 2004 compared to $2.3 million as of December 31, 2003.

NET CASH FROM OPERATING ACTIVITIES - increased by $18.5 million to $25.1 million during 2004, compared to net cash from operating activities of $6.6 million during 2003. This increase is primarily attributable to net income of $22.5 million as a result of improved trading conditions in combination with the increase in voyage days to 1,333 in 2004 compared to 1,253 in 2003.

NET CASH USED IN INVESTING ACTIVITIES - was $70,000 during 2004, which is a result of an increase in restricted cash offset by an increase in interest received of $0.1 million compared to $4,000 during 2003.

NET CASH USED IN FINANCING ACTIVITIES - was $1.8 million during 2004, compared to net cash used in investing activities of $5.3 million during 2003. This is a direct result of a decrease in repayments of long-term debt from $5.3 million in 2003 to $1.8 million in 2004.

     As of September 30, 2004, we had two outstanding loans with a combined outstanding balance of $ 6.4 million. These loans have maturity dates within 2005.

Quantitative and Qualitative Disclosure of Market Risk

     Interest Rate Fluctuation. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Out debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

     Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $ 53,350 based upon our debt level at September 30, 2004.

Subsequent Events

     On October 22, 2004 a new wholly-owned subsidiary, Liegh Jane Navigation S.
A. of Liberia, entered into a Memorandum of Agreement for the purchase of the 37,687 dwt bulk carrier M/V Jedi Knight with the owner of that Vessel, an unaffiliated third party. The purchase price of M/V Jedi Knight, which will be renamed M/V Swift, is $ 11.85 million. 15% of purchase price, or $ 1.78 million, was paid on November 1, 2004.

     On November 4, 2004 a new wholly-owned subsidiary, Pisces Shipholding Ltd of Liberia, entered into a Memorandum of Agreement for the purchase of the 39,697 dwt bulk carrier M/V Maria with the owner of that vessel, an unaffiliated third party. The purchase price of M/V Maria, which will be renamed M/V Goldmar, is $ 11.92 million. 10% of the purchase price, or $ 1.19 million, was paid on November 11, 2004.

     On November 24, 2004 a commitment letter was signed between three shipowning companies (acting jointly and severally), owning the vessels M/V Jedi Knight, M/V Maria and an identified vessel yet to be named, and a bank, for a new loan facility for an amount of the lower of US$ 25 million and 70% of the market value of the vessels. The facility will be used to fund a portion of the purchase price of the vessels.

                              PLAN OF DISTRIBUTION

     Sales of shares of our Class A common stock under this prospectus supplement, if any, may be made in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the AMEX, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The aggregate gross proceeds from At-The-Market Transactions will not exceed $32,110,000. A prospectus supplement setting forth the terms of any sales other than at the market offerings` will be provided to the extent required by applicable law. The sales agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us. On December 3, 2004, the last reported sales price of our Class A common stock on the AMEX was $33.80 per share.

     The compensation to the sales agent for sales of common stock sold pursuant to the sales agreement will be 5.75% of the gross proceeds of the sales price per share of common stock sold with respect to sales made in privately negotiated transactions and 3% of the gross proceeds of the sales price per share of common stock sold with respect to At-The-Market sales.

                               TAX CONSIDERATIONS

     The following discussion is a summary of the material Liberian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with the offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Liberian Tax Considerations

     The Company has recently become aware that the Republic of Liberia enacted a new income tax generally act effective as of January 1, 2001 ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

     In a written response to an inquiry about the scope of the New Act and its application to non-resident Liberian corporations, the Liberian Ministry of Finance indicated that the New Act was not intended to apply to non-resident Liberian corporations and in support of such position, pointed to the fact that no effort had been made to collect any tax under the New Act from non-resident Liberian corporations.

     The Company understands that efforts are being made to amend the New Act to exempt non-resident Liberian corporations from its scope and to reinstate non-resident Liberian corporations to the tax-exempt status they enjoyed under Prior Law. Our understanding is that this would be done retroactive to the effective date of the New Act.

     Until formal legislative action to amend the New Act has been taken to rectify the tax status of non-resident Liberian corporations, however, we are unable to obtain any formal legal opinion that we and our Liberian subsidiaries are not subject to tax under the New Act. In the event we were so subject, we and our Liberian subsidiaries would be subject to tax on our worldwide taxable income commencing January 1, 2002, which is when the New Act applies to calendar year taxpayers such as ourselves, at a rate as high as 35%. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15 % to 20%.

United States Federal Income Tax Considerations

     In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have not maintained, and do not intend to maintain, an office or other fixed place of business in the United States. Reference in the following discussion to "we" and "us" are to Excel Maritime Carriers, Ltd. and its subsidiaries on a consolidated basis.

     United States Federal Income Taxation of Our Company
     ----------------------------------------------------

          Taxation of Operating Income: In General
          ----------------------------------------

     Unless exempt from United States federal income taxation under Code section 883, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

          Section 883

     Under section 883 of the Code, a foreign corporation may be exempt from United States federal income taxation on its U.S.-source shipping income.

     Under section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income, if both

     (1) we are organized in a foreign country (our "country of organization) that grants an "equivalent exemption" to corporations organized in the United States, and

     (2)  either

          (A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test" or

          (B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

     Liberia, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been formally recognized by the Internal Revenue Service, or the IRS, as a foreign country that grants an "equivalent exemption" to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an "equivalent exemption" jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an "equivalent exemption" jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our Class A Shares are publicly traded, it may be difficult to establish that the 50% Ownership Test will be satisfied.

     Treasury regulations under Code section 883 were promulgated by the IRS, in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like us, beginning with the calendar year 2005.

     These regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Upon completion of our offering, we anticipate that our Class A shares, but not our Class B shares, will be "primarily" traded on the American Stock Exchange.

     Under the regulations, our stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of our stock representing 50 percent or more of our outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Our shares will not be "regularly traded" within the meaning of the regulations test because of the voting power held by our Class B shares. As a result, we will not satisfy the Publicly-Traded Test under the regulations.

     Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not believe that we can satisfy these requirements.

     Since the final regulations only come into force and effect beginning with the calendar year 2005, however, we intend to take the position for 2004 and prior years that we satisfy the publicly traded requirements of the statute on the basis that more than 50% of the value of our stock, as represented by our Class A shares, are primarily and regularly traded on the American Stock Exchange and, therefore, we and our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 in respect of our U.S.-source shipping income.

     Beginning with calendar year 2005, when the final regulations will be in effect, we will not satisfy the Publicly-Traded Test and we do not believe we will be able to satisfy the 50% Ownership Test. Therefore, we believe that we will not be able tot qualify for the section 883 exemption.

          Section 887

     Since we will not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, will be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income will be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime.

          Effectively Connected Income

     To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

     Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o Substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

          United States Taxation of Gain on Sale of Vessels

     We will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

     United States Federal Income Taxation of U.S. Holders
     -----------------------------------------------------

     As used herein, the term "U.S. Holder" means a beneficial owner of common stock that:

     o is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

     o owns the common stock as a capital asset, generally, for investment purposes; and

     o owns common stock representing less than 10% of our outstanding voting power for United States federal income tax purposes.

     If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

          Distributions
          -------------

     Any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" ("passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income", (which will be treated as "general category income" for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

     Dividends paid on our common stock to a non-corporate U.S. Holder (a "U.S. Non-Corporate Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holders at preferential tax rates (through
2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the American Stock Exchange);
(2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. The Company believes that it is currently not, and does not currently anticipate it will be, a passive foreign investment company, a foreign personal holding company or a foreign investment company for United States federal income tax purposes. Certain limitations may also apply to any "extraordinary dividends" paid by us. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

          Sale, Exchange or other Disposition of Common Stock
          ---------------------------------------------------

     A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

          United States Federal Income Taxation of "Non-U.S. Holders"
          -----------------------------------------------------------

     A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

          Dividends on Common Stock
          -------------------------

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

          Sale, Exchange or Other Disposition of Common Stock
          ---------------------------------------------------

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

     o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

     o the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

          Backup Withholding and Information Reporting
          --------------------------------------------

     In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

     If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

     Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

                                    EXPENSES

     The following are the estimated expenses of the issuance and distribution of the Class A common stock to which this prospectus supplement relates, all of which will be paid by us.

                  SEC registration fee                $  25,340
                  Blue sky fees and expenses          $  10,000
                  Printing and engraving expenses     $  10,000
                  Legal fees and expenses             $ 250,000
                  AMEX Supplemental Listing Fee       $  44,000
                  Accounting fees and expenses        $  55,000
                  Miscellaneous                       $   5,000

                  Total                               $ 399,340
                                                      =========

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information we file later with the SEC will automatically update this prospectus supplement. In all cases, you should rely on the later information over different information contained in this prospectus supplement. We incorporate by reference the documents listed below, all subsequent annual reports on Form 20-F that we file with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference in the prospectus or this prospectus supplement.

     o Current Reports on Form 6-K filed with the SEC on December 2, 2004, as amended and December 7, 2004.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at:

                          Excel Maritime Carriers Ltd.
                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

02545.0001 #531870